Exhibit 99.1

NEWS RELEASE                                                                                                  APRIL 6, 2011

Fronteer Announces Completion of Acquisition by Newmont

Vancouver, April 6, 2011 –– Fronteer Gold Inc. (TSX, NYSE Amex: FRG) (“Fronteer Gold”) today announced the completion of the acquisition of Fronteer Gold by Newmont Mining Corporation (“Newmont”) pursuant to a court approved plan of arrangement (the “Arrangement”).

Under the Arrangement, shareholders of Fronteer Gold received Cdn$14.00 in cash and 0.25 of a common share of a new company, “Pilot Gold” (after a one-for-four share consolidation of Pilot Gold), for each common share of Fronteer Gold. Pilot Gold owns certain exploration assets formerly owned by Fronteer Gold. Following completion of the Arrangement, former Fronteer Gold securityholders hold approximately 80.1% of the outstanding shares of Pilot Gold, on a fully-diluted basis, and the remaining 19.9% of the Pilot Gold shares are held indirectly by Newmont.

The Toronto Stock Exchange (the "TSX") has approved the listing of the common shares of Pilot Gold and expects that the Pilot Gold common shares will commence trading on Monday, April 11, 2011 under the stock symbol "PLG".

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of applicable securities laws that are intended to be covered by the safe harbors created by those laws, including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential” or the negative thereof or other variations thereof or comparable terminology. Such forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction and other statements that are not historical facts. While such forward-looking statements are expressed by Fronteer Gold, as stated in this release, in good faith and believed by Fronteer Gold to have a reasonable basis, they are subject to important risks and uncertainties including satisfaction of the requirements of the TSX for the listing of the Pilot Gold common shares. As a result of these risks and uncertainties, the events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Fronteer Gold does not undertake any obligation to release publicly revisions to any forward-looking statement, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement. Continued reliance on forward-looking statements is at investors' own risk.

For further information, contact:

Newmont Mining Corporation
Omar Jabara

Media Contacts
303.837.5114
omar.jabara@newmont.com

Newmont Mining Corporation
John Seaberg
Investor Contacts
303.837.5743
john.seaberg@newmont.com

Newmont Mining Corporation
Karli Anderson
Investor Contacts
303.837.6049
karli.anderson@newmont.com

Newmont Mining Corporation
Monica Brisnehan
Investor Contacts
303.837.5836
monica.brisnehan@newmont.com

www.newmont.com

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